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Allison M Fumai

allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

May 15, 2024

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Eileen Smiley

Re:	Morgan Stanley Institutional Fund, Inc. (the “Registrant”)
(File No. 33-23166; 811-05624)

Dear Ms. Smiley:

Thank you for your additional telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to certain changes to the Passport Overseas Equity Portfolio and Emerging Markets ex China Portfolio, filed with the Securities and Exchange Commission on March 1, 2024. The Registrant has considered your comments and has authorized us to make the acknowledgements discussed below relating to the Registrant’s registration statement on its behalf. Below, we provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.          It is the Staff’s view that the value of deep out-of-the-money convertible securities should not be included as equity securities for purposes of a policy with regard to the investment of 80% of a fund’s assets in equity securities, consistent with the discussion in the release adopting amendments to Rule 35d-1 (SEC Release No. IC-35000).

Response 1.        With respect to deep out-of-the-money convertible securities, the Registrant acknowledges the Staff’s interpretation of the discussion in SEC Release No. IC-35000 for purposes of complying with the amendments to Rule 35d-1 no later than the compliance date for such amendments.

Comment 2.          With regard to the Registrant’s correspondence filed on April 24, 2024, the Staff notes that the final sentence of Comment 32 was not part of the Staff’s comment.

Response 2.         The Registrant acknowledges the Staff’s comment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai